SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

April 23, 2014

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period April 1, 2014 to April 23, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster

Name:	Stephen Foster

Title:	Company Secretary

Date:	April 23, 2014

ASX Announcement	4 April 2014

Notice of Annual General Meeting

Please find attached, the following documents in relation to Alumina Limited’s 2014 Annual General Meeting to be held at 9.30am on Friday 9 May 2014 at the Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street Southbank, Victoria.

i)	Notice of Annual General Meeting
ii)	Proxy Form

/s/ Stephen Foster

Stephen Foster Company Secretary

4 April 2014

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

NOTICE OF
ANNUAL GENERAL MEETING
ALUMINA
LIMITED
ABN 85 004 820 419

NOTICE OF ANNUAL GENERAL MEETING
Notice is hereby given that the forty-fourth Annual General Meeting of Alumina Limited (the Company) will be held in the Auditorium, Melbourne Exhibition Centre,
2 Clarendon Street, Southbank, Victoria, Australia at 9.30am on Friday, 9 May 2014.
1. Financial and Other Reports
To receive and consider the Financial Report and the Reports of the Directors and of the Auditor for the year ended 31 December 2013.
2. Adoption of Remuneration Report
To consider and, if thought fit, to pass the following resolution as an ordinary resolution: “That the Remuneration Report for the year ended
31 December 2013 is adopted.”
Please note that the vote on this resolution is advisory only and does not bind the Directors or the Company.
Please also note that the Company will disregard any votes cast on this resolution by certain persons. Details of the voting exclusions applicable to this resolution are set out in the “Voting Exclusions” section on page 10.
3. Election of Directors
To consider and, if thought fit, to pass each of the following resolutions as a separate ordinary resolution:
(a) To re-elect Mr G John Pizzey as a Director
“That Mr Pizzey, who is required to retire under the Company’s Constitution and who, being eligible, offers himself for re-election as a Director, is re-elected as a Director of the Company.”
(b) To elect Mr W Peter Day as a Director
“That Mr Day, who was appointed as a Director since the last Annual General Meeting of the Company and who, being eligible, offers himself for election in accordance with Rule 45(d) of the Company’s Constitution, is elected as a Director of the Company.”
(c) To elect Mr Michael P Ferraro as a Director
“That Mr Ferraro, who was appointed as a Director since the last Annual General Meeting of the Company and who, being eligible, offers himself for election in accordance with Rule 45(d) of the Company’s Constitution, is elected as a Director of the Company.”
4. Grant of Performance Rights to Chief Executive Officer (Long Term Incentive)
To consider, and if thought fit, to pass the following resolution as an ordinary resolution: “That approval is given for all purposes under the Corporations Act 2001 (Cth) for the grant to Mr Peter Wasow, Chief Executive Officer of the Company, of rights to acquire ordinary shares in the capital of the Company in accordance with the terms contained in the Company’s Employee Share Plan, as more fully described in the Explanatory Notes to the Notice convening this meeting.”
Please note that the Company will disregard any votes cast on this resolution by certain persons. Details of the voting exclusions applicable to this resolution are set out in the “Voting Exclusions” section on page 10.
5. Alterations to the Constitution
To consider and, if thought fit, to pass the following resolution as a special resolution: “That, pursuant to section 136(2) of the Corporations Act 2001 (Cth), the Company’s Constitution be altered in the manner set out in the printed document described “Amended Constitution” submitted to this meeting and signed by the Chairman of this meeting for the purpose of identification (with insertions in blue and underlined text and deletions in red and struck-through text), such alterations being described generally in the Explanatory Notes to the Notice convening this meeting.”
6. Spill Resolution (contingent item)
Please note that the following resolution is a contingent item, and will only be put to the meeting if at least 25% of the votes cast on the resolution proposed on Item 2 (Adoption of Remuneration Report) are against the adoption of the Remuneration Report.
To consider and, if thought fit, to pass the following resolution as an ordinary resolution:
“That, subject to and conditional on at least 25% of the votes cast on the resolution proposed on Item 2 (Adoption of Remuneration Report) in the Notice convening this meeting being against the adoption of the Remuneration Report, as required by the Corporations Act 2001 (Cth):
(a) an extraordinary general meeting of the Company (Spill Meeting) be held within 90 days after the passing of this resolution;
(b) all of the Directors of the Company in office at the time when the resolution to make the Directors’ Report for the financial year ended 31 December 2013 was passed, other than the Managing Director and Chief Executive Officer, cease to hold office immediately before the end of the Spill Meeting; and
(c) resolutions to appoint persons to offices that will be vacated immediately before the end of the Spill Meeting be put to the vote at the Spill Meeting.”
Please note that the Company will disregard any votes cast on this resolution by certain persons. Details of the voting exclusions applicable to this resolution are set out in the “Voting Exclusions” section on page 10.
7. Other Business
To transact any other business that may be legally brought forward.
By Order of the Board
Stephen C Foster
Company Secretary
Melbourne, Australia
4 April 2014

NOTICE OF ANNUAL GENERAL MEETING
EXPLANATORY NOTES
Item 2
Adoption of Remuneration Report
The Corporations Act 2001 (Cth) (Corporations Act) requires listed companies to provide information regarding the remuneration of Directors and other key management personnel in a Remuneration Report, which forms part of the annual Directors’ Report. The Company’s Remuneration Report for the year ended 31 December 2013 is set out on pages 37 to 69 of the 2013 Annual Report and is also available on the Company’s website at www.aluminalimited.com.
The Remuneration Report includes an explanation of the Company’s remuneration policy and the remuneration arrangements in place for Directors and other key management personnel.
As required by the Corporations Act, a non-binding resolution to adopt the Remuneration Report is to be put to shareholders at the meeting. The vote on this resolution is advisory only and does not bind the Directors or the Company.
The Company does note, however, that as a result of the comments made, and voting results, in relation to the Remuneration Report at the Annual General Meeting in 2013, the Board’s Compensation Committee undertook a process to better understand the concerns that led to last year’s “first strike” and to ensure the Board’s remuneration policies and decisions were well communicated. In doing so, the Board significantly increased its engagement with the Company’s key shareholders and advisory groups during the preparation of the 2013 Remuneration Report.
The Company also engaged Ernst & Young as an independent consultant to review the Company’s remuneration policies and to provide advice on the Company’s ongoing remuneration strategy. Following this review and advice, the Board identified and resolved to implement a new remuneration structure from 2014 onwards.
These included changes to the remuneration structure for the role of Chief Executive Officer. The short-term incentive component of the Chief Executive Officer’s remuneration was reduced from a maximum of 100 per cent of Fixed Annual Remuneration (and 80 per cent for achieving target performance) to a maximum of $400,000 or approximately 35 per cent of Fixed Annual Remuneration (and $300,000 for at target performance or approximately 26 per cent of Fixed Annual Remuneration). The long-term incentive component of the Chief Executive Officer’s remuneration was also reduced, together with the introduction of an annual grant of share rights, with vesting subject to a service condition of 18 months.
In addition, any Performance Rights granted from 2014 onwards under the Company’s Employee Share Plan (ESP) (which provides a long-term incentive to employees) will not be subject to re-testing of the applicable performance conditions if they are not satisfied when first tested. This change applies to all employees receiving awards under the ESP from 2014 onwards, including the Chief Executive Officer.
Please refer to the Remuneration Report, contained in the 2013 Annual Report, for more information regarding this matter.
RECOMMENDATION
The Directors unanimously recommend that shareholders vote in favour of the resolution to adopt the Remuneration Report.
Item 3
Election of Directors
(a) G John Pizzey
Independent Non-Executive Director
In accordance with the Company’s Constitution and the ASX Listing Rules, Mr G John Pizzey is required to retire at the meeting and, being eligible, has offered himself for re-election at the meeting. The personal particulars of Mr Pizzey are set out below.
Mr Pizzey was appointed a Director of the Company on 8 June 2007 and was appointed Chairman on 30 November 2011. Mr Pizzey is a Director of Orora Limited. He is also formerly a director and chairman of the London Metal Exchange, and formerly a director of Iluka Resources Limited, Amcor Limited, and St Vincent’s Institute of Medical Research.
Mr Pizzey is a member of the Board’s Audit, Nomination and Compensation Committees.
Mr Pizzey brings extensive knowledge gained in over 33 years in the alumina and aluminium industries and participation in international joint ventures, including being Chairman of Alcoa of Australia Limited and Executive Vice President and Group President of the Alcoa World Alumina & Chemicals joint venture, in which the Company has a 40% interest.
Mr Pizzey has made a significant contribution to the Board, providing broad business skills and judgement and also industry specific skills and knowledge that contribute to the Company managing its interest in the Alcoa World Alumina & Chemicals joint venture.
RECOMMENDATION
The Directors (other than Mr Pizzey) unanimously recommend that shareholders vote in favour of the resolution to re-elect Mr Pizzey. Mr Pizzey makes no recommendation.

(b) W Peter Day
Independent Non-Executive Director
Mr W Peter Day was appointed as a Director of the Company on 1 January 2014 and, being eligible, offers himself for election. The personal particulars of Mr Day are set out below.
Mr Day has extensive experience in the resources, finance and manufacturing sectors, having held a number of senior executive positions with Amcor Limited, Rio Tinto Limited, Bonlac Foods Limited and the Australian Securities and Investments Commission.
Mr Day has a number of directorships and is currently a Director of Ansell Limited, SAI Global Limited and Boart Longyear Limited, and a former director of Federation Centres and Orbital Corporation Limited. Mr Day is Chair of the Board’s Audit Committee, and a member of the Nomination and Compensation Committees.
RECOMMENDATION
The Directors (other than Mr Day) unanimously recommend that shareholders vote in favour of the resolution to elect Mr Day. Mr Day makes no recommendation.
(c) Michael P Ferraro
Independent Non-Executive Director
Mr Michael P Ferraro was appointed as a Director of the Company on 5 February 2014 and, being eligible, offers himself for election. The personal particulars of Mr Ferraro are set out below.
He is currently joint head of the Corporate Group at Herbert Smith Freehills, a global law firm. He is also a member of their executive management team. Between 2008 and 2010 Mr Ferraro was Chief Legal Counsel at BHP Billiton Ltd.
Mr Ferraro has considerable experience in the resources sector and has 30 years of experience in joint ventures, mergers and acquisitions, fund raising, and regulatory issues across a wide range of sectors and countries. He also has considerable experience in the commercial and financing aspects of large transactions gained from four and a half years in investment banking as a corporate adviser.
RECOMMENDATION
The Directors (other than Mr Ferraro) unanimously recommend that shareholders vote in favour of the resolution to elect Mr Ferraro. Mr Ferraro makes no recommendation.
Item 4
Grant of Performance Rights to Chief Executive Officer (Long Term Incentive)
Item 4 relates to the proposed participation of the Chief Executive Officer, Mr Peter Wasow, in the Company’s Employee Share Plan for the 2014 financial year, as part of his remuneration by the Company.
(a) Background
As part of Mr Wasow’s remuneration package, the Company has, subject to obtaining the necessary shareholder approval, invited Mr Wasow to participate in the ESP, pursuant to which Performance Rights may be issued to him. Performance Rights are conditional rights to acquire ordinary shares in the Company (subject to the discretion of the Board to cash settle the Performance Rights in certain circumstances, as outlined below). Under the Company’s Remuneration Policy, all executive employees are required to receive a portion of their overall remuneration in the form of variable or “at risk” remuneration. In addition to a short-term incentive component, this portion of “at risk” remuneration consists of a long-term incentive component, or “LTI”, which is delivered pursuant to the ESP. The Board considers that the proposed issue of Performance Rights for 2014 to Mr Wasow is an important component of his overall remuneration package. His participation is designed to provide him with an incentive to strive for high performance personally and at a Company level, and to align his remuneration over an extended period with the financial interests of shareholders.
The Performance Rights to be issued to Mr Wasow for 2014 will be on essentially the same terms as those applicable to all other participants in the ESP.
While the ASX Listing Rules do not require the Company to obtain the approval of shareholders for the participation of Mr Wasow in the ESP, the Board considers that it is appropriate from a governance perspective for such participation to be subject to approval.
(b) Date the Performance Rights will be provided
If approved by shareholders, the Performance Rights will be issued to Mr Wasow as soon as practicable after the meeting.
(c) Maximum number of Performance Rights to be provided
Mr Wasow’s contract of employment with the Company stipulates that the LTI component of his annual remuneration will be equivalent in value to a maximum of $400,000. The number of Performance Rights to be issued to Mr Wasow (being 404,000) has been determined by dividing $400,000 by the volume weighted average sale price of ordinary shares in the Company on the ASX in the twenty trading days up to and including the date the Board determined to offer Performance Rights under the ESP to relevant executives (including Mr Wasow, subject to shareholder approval being obtained) in respect of the 2014 financial year.

NOTICE OF ANNUAL GENERAL MEETING EXPLANATORY NOTES
(d) ESP performance hurdles
The number of those Performance Rights in the award to be made to Mr Wasow (subject to shareholder approval being obtained) that will vest will be determined in accordance with the vesting conditions applicable to the award, as outlined below, subject to the Board exercising a discretion under the ESP to waive those conditions.
The Performance Rights to be issued to Mr Wasow may vest at the expiry of a three year period in December 2016 (the Vesting Period), subject to the satisfaction (or waiver) of the performance hurdles described below. Any Performance Rights that have not vested as at the end of the Vesting Period will expire.
The performance hurdles that will apply in respect of the grant of the Performance Rights to Mr Wasow are based on relative Total Shareholder Return (TSR).
Two comparator group tests are applied to determine the number of Performance Rights that may vest under the ESP, with each accounting for 50 per cent of the maximum possible vesting of Performance Rights under the ESP (i.e. the Performance Rights are divided into two equal tranches with performance testing applied by reference to different comparator groups). The performance hurdles compare the Company’s TSR performance with the TSR performance of each of the entities in the comparator group applicable to a tranche of Performance Rights over the Vesting Period.
The methodology used for each comparator group is similar. The performance hurdles are defined as follows.
The comparator groups are firstly, the group of entities (or securities) comprising the S&P/ASX 100 Index, excluding property trusts, the top 20 companies by market capitalisation and the Company, and secondly, a group of eight international companies operating in the alumina and/or aluminium industries that are listed on stock exchanges in Australia or overseas, excluding the Company (as applicable). Entities or securities in the comparator groups may be changed over the Vesting Period if the Board considers it appropriate, for example if an entity (or security) is de-listed, taken over or restructured to the extent it is no longer a relevant comparator.
Under the performance tests, the TSR for each entity (or security) in the comparator groups and for the Company is calculated and the entities (or securities) in each comparator group are then ranked by TSR performance. The number of Performance Rights that vest in the tranche relating to a particular comparator group is then determined according to the scale below.
Alumina Limited TSR compared to median of relevant comparator group
Vesting of Tranche
If the Company’s TSR is less than the TSR of the entity/security at the 50th percentile of the comparator group, ranked by TSR performance 0%
If the Company’s TSR is equal to the TSR of the entity/security at the 50th percentile of the comparator group, ranked by TSR performance* 50%
If the Company’s TSR is equal to or greater than the TSR of the entity/security at the 75th percentile of the comparator group, ranked by TSR performance* 100%
* If the Company’s TSR performance is between that of the entities (or securities) at the median (i.e. the 50th percentile) and the 75th percentile of the first comparator group ranked by TSR performance, the number of Performance Rights in the relevant tranche that vest will increase from 50 per cent by two percentage points for each percentage point by which the Company’s percentile ranking is higher than the 50th percentile. If the Company’s TSR performance is equal to that of any entity (or security) between the 50th percentile and the 75th percentile of the second comparator group ranked by TSR performance, the number of Performance Rights in the relevant tranche that vest will be equal to the vesting percentage assigned by the Board to that entity (or security). If the Company’s TSR performance is between that of any two such entities (or securities) in the second comparator group, the number of Performance Rights in the relevant tranche that vest will be determined on a pro-rata basis relative to the vesting percentages assigned by the Board to those entities (or securities).
(e) Price of the Performance Rights
No amount is payable on the grant of an award of Performance Rights under the ESP, or on the vesting of those Performance Rights.
(f) Vesting and lapse of Performance Rights
If the applicable vesting conditions are met (or waived), Mr Wasow will be entitled to receive one fully paid ordinary share in the Company in respect of each vested Performance Right (subject to rounding and adjustment in accordance with the ESP rules, and subject to the discretion of the Board to cash settle the Performance Rights in certain circumstances, as outlined below). Mr Wasow’s right to receive shares will be satisfied by the Company procuring the transfer to him of existing shares acquired on-market.

On the vesting of Performance Rights, Mr Wasow will acquire fully paid ordinary shares in the Company and will receive full voting and dividend rights corresponding to the rights of all other holders of ordinary shares in the Company.
Performance Rights that do not vest as at the end of the Vesting Period will expire.
Termination of the employment of Mr Wasow does not have any impact on vested Performance Rights.
In the event of Mr Wasow’s employment ceasing for any reason, a pro rata number of unvested Performance Rights will lapse, based on the proportion of the Vesting Period that has not yet elapsed at the time of cessation, unless in its discretion the Board determines otherwise. The remaining unvested Performance Rights will continue to be held by Mr Wasow, unless in its discretion the Board determines within 2 months after cessation of employment that some or all of those Performance Rights are forfeited, on the basis that Mr Wasow has (or would have but for resignation or death) been dismissed for cause or that he has not satisfactorily assisted in the transition to his replacement. Any unvested Performance Rights that are not forfeited in this way will continue until they vest or lapse under the ESP in the ordinary course, subject to the Board bringing forward the testing date for the performance conditions (i.e. conducting the TSR performance tests as if the Vesting Period ended at an earlier date determined by the Board).
Where a change in control event occurs in relation to the Company, the Board may bring forward the testing date for the performance conditions (i.e. conduct the TSR performance tests as if the Vesting Period ended at an earlier date determined by the Board). A change in control event will generally occur upon an entity acquiring unconditionally more than 50 per cent of the issued shares of the Company, or the Company being required under a takeover bid or scheme of arrangement to issue an aggregate number of shares greater than the number existing before that issue (i.e. a “reverse takeover” occurring).
Under the ESP rules, the Board also has a discretion to cash settle Performance Rights that vest following Mr Wasow ceasing employment, or following a change in control event occurring, rather than delivering shares to Mr Wasow in respect of those Performance Rights. If the Board exercises this discretion, the Company will pay Mr Wasow a cash amount equal to the market value of the shares that would otherwise have been delivered to Mr Wasow upon vesting of the relevant Performance Rights, less any relevant superannuation contributions and other taxes or levies. The market value will be based on the volume weighted average sale price of ordinary shares in the Company on the ASX in the five trading days up to and including the vesting date (or, if there is no trading in Company shares over the relevant period, the price determined by the Board).
(g) Other matters
There are no loans to be granted by the Company to Mr Wasow in relation to the acquisition of the Performance Rights.
RECOMMENDATION
The Directors (other than Mr Wasow) unanimously recommend that shareholders vote in favour of the resolution proposed on Item 4. Mr Wasow makes no recommendation.
Item 5
Alterations to the Constitution
The Company’s existing Constitution was adopted by shareholders at the Annual General Meeting in 2009. Since then, there have been some changes to Australian corporate law and practice that your Directors recommend be reflected in the Constitution. In addition, your Directors have identified several other specific matters that they consider should be addressed in the Constitution, in the best interests of the Company. The Board recommends that shareholders vote in favour of the proposed alterations to the Constitution.
A full copy of the proposed amended Constitution marked-up to show the proposed changes from the existing Constitution can be obtained prior to the meeting from the Company’s website (www.aluminalimited.com) or by contacting Computershare Investor Services Pty Limited on +61 (0)3 9415 4027 or 1300 556 050 (for callers within Australia). A copy of the proposed amended Constitution will also be available for inspection at the meeting.
The following discussion of the principal changes to the Constitution that are proposed is divided into two parts - firstly, the changes that your Directors consider to be most material, and secondly, the changes that your Directors view as less significant.
(a) Correction of proxy appointments
Rule 43(c) is proposed to be expanded to deal with proxy appointments that are not duly executed or validated or that are unclear or incomplete. The amendments will confirm that the Company is able to seek written or oral clarification of proxy instructions and amend the appointment to reflect this clarification (including after the set time for lodgement of the completed appointment). The Company may also return proxy appointments for proper execution or validation and extend the time for lodgement of the completed appointment.
(b) Revocation of proxy or attorney appointments
Where a proxy or attorney and their appointing shareholder both register to attend a general meeting, amendments to Rule 44(b) will clarify that the proxy or attorney’s authority to vote (and speak) at the meeting is not revoked by the shareholder’s presence, unless the shareholder informs the Company (or its Share Registry) before the meeting starts that the shareholder wishes to vote on any resolution at the meeting. This amendment will more closely align the Constitution with the practicalities of share registry operations in this regard.
(c) Nominations for directorship
ASX Listing Rule 14.3 provides that a listed company must accept nominations for election to directorship up to 35 business days (or, in the case of a meeting requisitioned by the company’s shareholders, 30 business days) before the date set down for a general meeting at which directors may be elected, unless the company’s constitution provides otherwise.

NOTICE OF ANNUAL GENERAL MEETING EXPLANATORY NOTES
Proposed amendments to Rule 45(c) will extend this period to 45 business days (except in the case of a shareholder-requisitioned meeting). This new time period is in line with what is now generally accepted as reasonable in this context. The long lead times involved in the production and printing of a notice of meeting, and the required notice period under the Corporations Act, require a longer period than that in the existing Constitution. At the same time, the Directors have been conscious of the need to limit the time extension so as not to deny shareholders a reasonable opportunity to nominate a person for election as a Director.
The amendments will also extend the exception to the nomination requirement to any candidate who is recommended for election by the Directors (in addition to any existing Director who is retiring by rotation or otherwise vacating office under the Constitution).
The changes will also clarify that any nomination must be signed by the candidate.
(d) Maximum number of Directors
Rule 45(c) currently provides that the maximum number of Directors (not including alternate Directors) is 12. It is proposed to reduce this maximum to nine.
The proposed reduction in the maximum number of Directors is intended to better reflect what the Directors consider to be the largest realistic size for the Board, by preventing the Board increasing to a size which is significantly less manageable and efficient.
The current number of Directors is six, including the Managing Director and Chief Executive Officer. The Board has operated at or around this size since the Company’s demerger, and the Directors consider this to be an appropriate size for the Board in the Company’s current circumstances. There is no intention for the size of the Board to be increased.
However, the Board does consider that it is sensible for some buffer to be built into the Constitution to manage issues like succession planning.
Nevertheless, your Directors consider that the current maximum of 12 in the Constitution is too large for this purpose. Instead, the Board considers that a reduced maximum of nine will reflect the largest realistic size of the Board that is consistent with:
maintaining the Board’s efficiency and cohesion in carrying out its governance duties on behalf of shareholders and reducing the risk of increased governance costs;
reducing the risk of a Director being insufficiently involved and informed in the business of the Company; and
maintaining an appropriate level of responsibility for individual Directors and providing individual Directors with greater potential to contribute and participate.
Rules 45(a) and (c) are also proposed to be brought into line with the “board limit” provisions of the Corporations Act, which came into effect in 2011. In essence, those provisions state that the Directors cannot set the maximum size of the Board at a number below the maximum number specified in the Constitution, without shareholder approval. The amendments will make that limitation explicit.
(e) Service of documents
Rule 73 is proposed to be clarified and modernised by, among other things, expanding the means by which notices and other documents may be sent to shareholders, including by allowing documents to be sent, or otherwise made available, by any electronic means nominated by the shareholder for that purpose (assuming it is permitted by the Corporations Act). The notice provisions will also expressly be applied to other documents sent by the Company to shareholders (such as annual reports). The amendments will also clarify the time at which notices and documents are deemed to have been served when sent, or otherwise made available, by electronic means. These changes will ensure that there is maximum flexibility for both the Company in sending, and shareholders in receiving, documents from the Company, resulting in greater efficiencies and cost savings.
(f) Other matters
Various other less significant alterations are proposed to the Constitution. These include the following:
Update of definitions - The definitions of “ASTC” and “ASTC Settlement Rules” will be updated to “ASX Settlement” and “ASX Settlement Operating Rules”, respectively, to reflect relevant name changes.
Issue of securities - For completeness, a new Rule 5(a) will be inserted expressly acknowledging that the issue of new securities in the Company is under the control of the Directors, subject to any applicable legal or regulatory requirements (including the ASX Listing Rules), and the terms of any existing securities.
Preference share terms - Rule 6(a) will be clarified so that the funding sources from which the redemption of any preference shares can occur more expressly reflect the terms of the Corporations Act.
Chairman of shareholder and Board meetings - Greater clarity will be introduced into the drafting of Rules 34(b) and 58(b) to deal with how the Chairman of a general meeting or a Board meeting, respectively, is determined.
Appointment of executive Directors - Rules 54(e) and (f) are proposed be deleted, on the basis that the matters dealt with by those provisions - namely, the effect of cessation of employment with the Company has on the appointment of the relevant executive as a Director, and vice versa - are more appropriately addressed in the terms of the relevant employment agreement.
Meetings of Directors - Proposed amendments to Rule 56 will provide greater flexibility in calling meetings of the Board, by allowing notice to be given by any electronic means.
Reserves - A new Rule 66A is proposed to be inserted, expressly acknowledging the ability of the Directors to set aside relevant funds of the Company to reserves, or to carry forward funds in the books of the Company.

Declaration of dividends - Rule 67 (and other relevant references in the Constitution) will be amended to reflect expressly that the Corporations Act contemplates that dividends can be “declared”, as well as “determined”, with different consequences as to when a debt owed by the Company arises. While the Directors consider that the current drafting of the Constitution should be interpreted to support either approach, it is considered prudent to make this explicit.
RECOMMENDATION
The Directors unanimously recommend that shareholders vote in favour of the resolution proposed on Item 5.
Item 6
Spill Resolution (contingent item)
The Corporations Act now includes a “two strikes” rule in relation to Remuneration Reports. The two strikes rule provides that, if at least 25% of the votes cast on the resolution to adopt the Remuneration Report at two consecutive Annual General Meetings are against adopting the Remuneration Report, shareholders will have the opportunity to vote on a Spill Resolution (described below) at the second Annual General Meeting.
At last year’s Annual General Meeting, 50.1% of the votes cast on the resolution to adopt the Remuneration Report were against adopting the report (the “first strike”).
Accordingly, if at least 25% of the votes cast on the resolution proposed on Item 2 are against adopting the Remuneration Report, this will constitute a “second strike”. In that circumstance, the resolution proposed on Item 6 will be put to the meeting and voted on as required by section 250V of the Corporations Act (the Spill Resolution).
If less than 25% of the votes cast on the resolution proposed on Item 2 are against adopting the Remuneration Report, then there will be no second strike and accordingly the Spill Resolution will not be put to the meeting.
If the Spill Resolution is put to the meeting, it will be considered as an ordinary resolution, which means that, to be passed, the resolution requires the approval of a simple majority of the votes cast by or on behalf of shareholders entitled to vote on the matter. If the Spill Resolution is passed, a further general meeting (Spill Meeting) must be held within 90 days after the Annual General Meeting. Immediately before the end of the Spill Meeting, each of the Non-Executive Directors who were in office when the Board approved the last Directors’ Report (the Relevant Directors) will automatically cease to hold office, unless they are willing to stand for re-election and are re-elected at that meeting (and subject to the Company maintaining the minimum number of Directors required by the Corporations Act). The Relevant Directors are:
John Pizzey
Emma Stein
Chen Zeng
Peter Day
Michael Ferraro
Each of the Relevant Directors would be eligible to seek re-election at the Spill Meeting, however, there is no assurance that any of them would do so.
RECOMMENDATION
Noting that each Relevant Director would have a personal interest in any such resolution, and that each of them (and their closely related parties) would be excluded from voting on the resolution, the Directors unanimously recommend that shareholders vote against the resolution proposed on Item 6, if it is put to the meeting. This is on the basis that the Board considers it would be extremely disruptive to the Company and that it would be inappropriate to remove all of the Relevant Directors in the circumstances. However, the Board recognises that shareholders can remove a Director by a majority shareholder vote at any general meeting and for any reason.
Entitlement to Vote
In accordance with regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the Company has determined that, for the purposes of the meeting, all shares in the Company will be taken to be held by the persons who held them as registered shareholders at 7.00pm (Melbourne time) on 7 May 2014. All holders of ordinary shares in the Company at that time are entitled to vote at the meeting (subject to the restrictions on voting referred to below).
Voting
Subject to the restrictions on voting referred to below, shareholders entitled to vote at the meeting can vote in any of the following ways:
by attending the meeting and voting in person or, in the case of corporate shareholders, by corporate representative; or
by appointing a proxy to attend and vote on their behalf, using the proxy form accompanying the hard copy of this Notice (as applicable) or by otherwise following the instructions in this Notice; or
by appointing an attorney to attend and vote on their behalf.
Voting in Person or by Corporate Representative
Shareholders entitled to vote who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that the Company may check their shareholding against the Company’s share register and note attendees.
In order to vote in person at the meeting, a corporation which is a shareholder may appoint an individual to act as its representative. The appointment must comply with the requirements of section 250D of the Corporations Act, meaning that the Company will require a Certificate of Appointment of Corporate Representative executed in accordance with the Corporations Act. The Certificate must be lodged with the Company before the meeting or at the registration desk on the day of the meeting. The Certificate will be retained by the Company.
If a Certificate is completed by an individual or a corporation under Power of Attorney or other authority, the Power of Attorney or other authority under which the Certificate is signed, or a certified copy of that Power of Attorney or other authority, must accompany the completed Certificate unless the Power of Attorney or other authority has previously been noted by the Company’s Share Registry.

NOTICE OF ANNUAL GENERAL MEETING EXPLANATORY NOTES
Voting by Proxy
A shareholder entitled to attend and vote at the meeting is entitled to appoint no more than two proxies.
A proxy need not be a shareholder of the Company, and may be an individual or a corporation. A corporation appointed as a proxy will need to appoint a corporate representative, in the same manner as outlined above in relation to appointments by shareholders, to exercise its powers as proxy at the meeting. A shareholder entitled to cast more than one vote on a resolution may appoint two proxies, in which case neither proxy may vote in that capacity on a show of hands and each proxy should be appointed to represent a specified proportion or number of the shareholder’s votes. If proportions or numbers are not specified, then each proxy may exercise half of the shareholder’s votes.
Shareholders are encouraged to direct their proxies how to vote on each resolution. A shareholder may provide such a direction by marking the appropriate box opposite the relevant resolution on the hard copy proxy form or selecting the appropriate option for that resolution online (as outlined below). If a proxy appointment does direct the relevant proxy how to vote on a resolution, then (subject to the other provisions of these notes and the voting exclusions noted below):
where the proxy is the Chairman of the meeting, the proxy need not vote in that capacity on a show of hands on the resolution, but must do so on a poll, and in either case when voting must do so as directed;
where the proxy is not the Chairman of the meeting, the proxy need not vote in that capacity on a show of hands nor on a poll on the resolution, but if the proxy does vote, then the proxy must do so as directed; and
where the proxy holds two or more appointments that provide different directions how to vote on the resolution, the proxy must not vote any of those appointments on a show of hands on that resolution. Accordingly, any direction to such a proxy on how to vote on that resolution will not be effective on a show of hands. Similarly, if a proxy is also a shareholder, then any direction to the proxy may not be effective on a show of hands. Any directions provided to a proxy will be effective if a poll is held.
If a proxy is not directed how to vote on a resolution, the proxy may vote, or abstain from voting, as that person thinks fit (subject to the other provisions of these notes and the voting exclusions noted below).
If a proxy appointment does not nominate the identity of the relevant shareholder’s proxy, or if an appointed proxy does not attend the meeting, then the Chairman of the meeting will be taken to have been appointed as the proxy of the relevant shareholder in respect of the meeting. In addition, if a proxy attends the meeting and the proxy’s appointment directs how to vote on a resolution, but the proxy does not vote on that resolution on a poll, then the Chairman of the meeting will be taken to have been appointed as the proxy of the relevant shareholder in respect of that poll.
If the Chairman of the meeting is appointed, or taken to be appointed, as a proxy, but the appointment does not direct how to vote on a resolution, then the Chairman intends to exercise the relevant shareholder’s votes in favour of the resolution (if the resolution is on Item 2, 3(a), 3(b), 3(c), 4 or 5) or against the resolution (if the resolution is on Item 6), subject to the other provisions of these notes and the voting exclusions noted below. A shareholder wishing to appoint a proxy should either:
use the hard copy form provided (as applicable);or
submit their appointment online by visiting the website www.investorvote.com.au (certain intermediaries may also use other means as outlined below).
Where a shareholder is using a hard copy form, and wishes to appoint two proxies, a request should be made to the Company’s Share Registry for an additional proxy form. Alternatively, proxy forms may be obtained by printing them off the Company’s website at www.aluminalimited.com. Replacement proxy forms can also be requested from the Share Registry.
To use the online appointment facility, a shareholder will need their Shareholder Reference Number (SRN) or Holder Identification Number (HIN) and postcode. The shareholder will be taken to have signed a proxy form appointing their proxies if they lodge the appointment in accordance with the instructions on the website.
It should be noted that a proxy cannot be appointed electronically by a person appointed by a shareholder under a Power of Attorney or similar authority. Shareholders should read the instructions for the online proxy appointment facility carefully before lodging any proxy appointment using this facility. In the case of certain intermediaries (such as custodians, nominees, non-broker participants and some financial advisors) who participate in the Intermediary Online service of the Company’s Share Registry, proxy appointments can also be submitted online by visiting the website www.intermediaryonline.com and following the instructions provided.
To be effective, proxy forms must be received, by mail, by hand or by facsimile, at either the registered office of the Company, or by the Company’s Share Registry using the return-addressed envelope (reply-paid for mailing in Australia) enclosed with the hard copy of this Notice or as follows:
By Mail
Alumina Limited c/– Computershare Investor Services Pty Limited
GPO Box 242
Melbourne, Victoria, 3001, Australia
By Hand
Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford, Victoria, Australia
By Facsimile
(within Australia) 1800 783 447
(outside Australia) +61 (0)3 9473 2555
by 9.30am (Melbourne time) on Wednesday, 7 May 2014.
Proxy forms received after this time will be invalid.

Similarly, a shareholder who wishes to appoint their proxy electronically through www.investorvote.com.au (or www.intermediaryonline.com for relevant intermediaries who participate in the Intermediary Online service) must do so by no later than 9.30am (Melbourne time) on Wednesday,
7 May 2014.
Proxy forms are required to be signed by the appointor or that person’s attorney and, if the appointor is a corporation, in accordance with the Corporations Act or by an authorised officer or attorney. Where two or more persons are registered as a shareholder, each person must sign the proxy form. If a proxy form is completed by an individual or a corporation under Power of Attorney or other authority, the Power of Attorney or other authority under which the form is signed, or a certified copy of that Power of Attorney or other authority, must accompany the completed proxy form unless the Power of Attorney or other authority has previously been noted by the Share Registry.
Voting by Attorney
A shareholder entitled to attend and vote at the meeting is entitled to appoint an attorney to attend and vote at the meeting on the shareholder’s behalf.
An attorney need not be a shareholder of the Company.
The Power of Attorney appointing the attorney must be duly executed and specify the name of each of the shareholder, the Company and the attorney, and also specify the meetings at which the appointment may be used. The appointment may be a standing one.
To be effective, the Power of Attorney must also be received by the Company or the Share Registry in the same manner, and by the same time, as outlined above for proxy forms.
Voting Exclusions
The Corporations Act and the ASX Listing Rules require that certain persons must not vote, and the Company must disregard any votes cast by or on behalf of certain persons, on three of the resolutions to be considered at the meeting. These voting exclusions are described below.
Items 2 and 6 – Adoption of Remuneration Report and Spill Resolution
The following persons may not vote, and the Company will disregard any votes cast by the following persons, on each of the resolutions on Items 2 and 6:
any KMP member whose remuneration details are included in the Remuneration Report, and any closely related party of such a KMP member;
any other person to the extent that they are voting on behalf of such a KMP member or closely related party; and
any person who is a KMP member as at the time the relevant resolution is voted on at the meeting, and any closely related party of such a KMP member, to the extent in either case that they are acting as a proxy, unless the person votes as a proxy for someone who is entitled to vote and:
the person is appointed as a proxy by writing that specifies how the proxy is to vote on the relevant resolution; or
the person is the Chairman of the meeting and the proxy appointment expressly authorises the Chairman to exercise the proxy even if that resolution is connected directly or indirectly with the remuneration of a KMP member.
Item 4 – Grant of Performance Rights to Chief Executive Officer (Long Term Incentive)
The following persons may not vote, and the Company will disregard any votes cast by the following persons, on the resolution on Item 4:
any Director who is eligible to participate in any Company employee incentive scheme, and any associate of such a Director; and
any person who is a KMP member as at the time the relevant resolution is voted on at the meeting, and any closely related party of such a KMP member, to the extent in either case that they are acting as a proxy, unless the person votes as a proxy for someone who is entitled to vote and:
the person is appointed as a proxy by writing that specifies how the proxy is to vote on the relevant resolution, and the vote is cast in accordance with that direction; or
the person is the Chairman of the meeting and the proxy appointment expressly authorises the Chairman to exercise the proxy even if that resolution is connected directly or indirectly with the remuneration of a KMP member.
For the purposes of these voting exclusions:
The KMP (or key management personnel) are those persons having authority and responsibility for planning, directing and controlling the activities of the Alumina consolidated group, either directly or indirectly. This includes all Directors (executive and non-executive) and all members of the senior executive team reporting to the Chief Executive Officer. The KMP for the Alumina consolidated group during the year ended 31 December 2013 are listed in Note 25 to the Financial Statements contained in the Company’s 2013 Annual Report.
A closely related party of a KMP member means:
– a spouse or child of the member; or
– a child of the member’s spouse; or
– a dependant of the member or of the member’s spouse; or
– anyone else who is one of the member’s family and may be expected to influence the member, or be influenced by the member, in the member’s dealings with the entity; or
– a company the member controls.
The Company will also apply these voting exclusions to persons appointed as attorney by a shareholder to attend and vote at the meeting under a power of attorney, as if they were appointed as a proxy.

NOTICE OF ANNUAL GENERAL MEETING EXPLANATORY NOTES
Shareholders’ Questions to the Auditor
Shareholders may submit written questions to PricewaterhouseCoopers (“PwC”) to be answered at the meeting, provided the question is relevant to the content of PwC’s audit report or the conduct of its audit of the Company’s financial report for the year ended 31 December 2013.
Written questions must be received no later than 5.00pm (Melbourne time) on Friday, 2 May 2014. A list of qualifying questions will be made available to shareholders attending the meeting.
Any written questions to PwC should be sent to:
Computershare Investor Services Pty Limited at the address on the enclosed return-addressed envelope;
To the Company’s registered office
Level 12, 60 City Road, Southbank, Victoria, 3006, Australia;
By facsimile to +61(0)386992699; or
By email to chris.thiris@aluminalimited.com.
To respect the privacy of individual shareholders attending the meeting, photographs, video recording or audio recording of the meeting is not permitted.
Contact Details
Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford, Victoria, 3067, Australia
Telephone: +61 (0)3 9415 4027 or
1300 556 050 (for callers within Australia)
Facsimile: +61 (0)3 9473 2555 or
1800 783 447 (for callers within Australia)
Email: web.queries@computershare.com.au
Alumina Limited
ABN 85 004 820 419
Registered office:
Level 12, IBM Centre, 60 City Road
Southbank, Victoria, 3006, Australia

ALUMINA LIMITED

ALUMINA LIMITED
ABN 85 004 820 419
Appoint your Proxy:
Online:
www.investorvote.com.au
By Mail:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
In Person:
Share Registry -
Computershare Investor Services Pty Limited,
Yarra Falls, 452 Johnston Street
Abbotsford VIC Australia
Registered Office -
Level 12, IBM Centre, 60 City Road,
Southbank VIC Australia
Alternatively you can fax your form to
(within Australia) 1800 783 447
(outside Australia) +61 3 9473 2555
For Intermediary Online subscribers only (custodians) www.intermediaryonline.com
For all enquiries call:
(within Australia) 1300 556 050
(outside Australia) +61 3 9415 4027
Proxy Form
Appoint your proxy online* or view the annual report, 24 hours a day, 7 days a week:
Go to www.investorvote.com.au or scan the QR Code with your mobile device.
Follow the instructions on the secure website to appoint your proxy.
*A proxy cannot be appointed online if they are appointed under a Power of Attorney or similar authority.
Your access information that you will need to vote:
PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.
For your proxy appointment to be valid it must be received by 9.30am (AEST) Wednesday, 7 May 2014
Appointment of Proxy
If you wish to appoint the Chairman of the Meeting as your proxy, mark the box on the form overleaf, or as instructed online. If you wish to appoint someone other than the Chairman of the Meeting as your proxy, please write the full name of that individual or body corporate in the space provided on the form overleaf or by following the instructions online. If you leave this section blank, or your named proxy does not attend the Meeting, the Chairman of the Meeting will be your proxy.
Voting of Items of Business
You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with your directions, to the extent permitted by law.
Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may, to the extent permitted by law, vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.
Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%, otherwise your votes will be invalid on that item.
Appointing a second proxy: You are entitled to appoint up to two proxies to attend the Meeting and vote on a poll. If you appoint a second proxy online you must follow the online instructions and specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of your votes. If using this form, an additional Proxy Form may be obtained by copying this form or telephoning Computershare on the number detailed above. To appoint a second proxy by using this form you must (a) On each of the first Proxy Form and the second Proxy Form, state the percentage of your voting rights or number of securities applicable to that form (in step 1 overleaf on that form). If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded. (b) Return both forms together.
A proxy need not be a securityholder of the Company.
Signing Instructions for Postal Forms
Individual: Where the holding is in one name, the securityholder must sign.
Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney: To sign under Power of Attorney, you must have already lodged the Power of Attorney with the Registry. If you have not already lodged the Power of Attorney with the Registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.
Attending the Meeting
Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the Meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com.
GO ONLINE TO APPOINT YOUR PROXY,
or turn over to complete the form
181067_Runons/000001/000001/i

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

Proxy Form

Please mark ☒ to indicate your directions

STEP 1 Appoint a Proxy to Vote on Your Behalf

I/We being a member/s of Alumina Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ______________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally on my/our behalf, including to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit), at the Annual General Meeting of Alumina Limited to be held at the Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Victoria, Australia on Friday, 9 May 2014 at 9.30am (AEST) and at any adjournment or postponement of that Meeting.

Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman of the Meeting becomes my/our proxy by default), I/we expressly authorise the Chairman of the Meeting to exercise my/our proxy on items 2, 4 & 6 even though items 2, 4 & 6 are connected directly or indirectly with the remuneration of a member of the key management personnel, for the Alumina consolidated group.

The Chairman of the Meeting intends to vote undirected proxy appointments in favour of each item of business with the exception of item 6, where the Chairman of the Meeting intends to vote against, in each case to the extent permitted by law.

Important Note: If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on any item of business, including items 2, 4 & 6, by marking the appropriate box in step 2 below.

STEP 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

As stated in the Notice of Meeting, the Board recommend, that you vote **FOR** items 2 to 5

	For	Against	Abstain
Item 2 Adoption of Remuneration Report	☐	☐	☐
Item 3(a) To re-elect Mr G John Pizzey as a Director	☐	☐	☐
Item 3(b) To elect Mr W Peter Day as a Director	☐	☐	☐
Item 3(c) To elect Mr Michael P Ferraro as a Director	☐	☐	☐
Item 4 Grant of Performance Rights to Chief Executive Officer (Long Term Incentive)	☐	☐	☐
Item 5 Alterations to the Constitution	☐	☐	☐

As stated in the Notice of Meeting, the Board recommend, that you vote **AGAINST** item 6. Item 6 is a contingent item, and will only be put to the Meeting if the condition described in the Notice of Meeting is satisfied

	For	Against	Abstain
Item 6 Spill Resolution (contingent item)	☐	☐	☐

SIGN Signature of Securityholder(s) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______________________ Contact Daytime Telephone ______________________ Date ___ / ___ / ___

AWC 181067A Computershare